SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

           Under the Securities Exchange Act of 1934 (Amendment No. 4)

                               AVESIS INCORPORATED
                               -------------------
                                (Name of issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    053650107
                                    ---------
                                 (CUSIP Number)

                              Kenneth L. Blum, Jr.
            11460 Cronridge Drive, Suite 120, Owings Mills, MD 21117
                                 (410) 265-6074

                                 with copies to:

               Joel H. Alperstein, Treasurer, Avesis Incorporated
                 3724 N. Third St., Suite 300, Phoenix, AZ 85012
                                 (602) 241-3400
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notes and Communications)

                                 AUGUST 11, 1998
                                 ---------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].


                        (Continued on following page(s))

                                Page 1 of 6 Pages

CUSIP No. 053650107                                            Page 2 of 6 Pages
          ---------


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1    NAME OF REPORTING PERSONS SS. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
          KENNETH L. BLUM, JR.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
          OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
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                       7    SOLE VOTING POWER
    Number of               1,764,750
      Shares        ------------------------------------------------------------
   Beneficially        8    SHARED VOTING POWER
     Owned by               50,000
       Each         ------------------------------------------------------------
    Reporting          9    SOLE DISPOSITIVE POWER
      Person                1,764,750
       With         ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                            50,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,814,750
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          24.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to Common Stock of Avesis Incorporated (the "Issuer"). The principal executive offices of the Issuer are located at 3724 North Third Street, Suite 300, Phoenix, Arizona 85012.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by Kenneth L. Blum, Jr.

         (b) The address for Mr. Blum is 11460 Cronridge Drive, Suite 120, Owings Mills, Maryland 21117.

         (c) Mr. Blum has served on the Board of Directors of the Issuer since August 1998. Mr. Blum is the president and sole owner of National Health Enterprises, a healthcare management company; president of Rent-A-Wreck of America, Inc., a used vehicle rental system franchisor; president of American Business Information Systems, Inc., a high-volume laser printing company and National Computer Services, Inc., a computer service bureau and division of American Business Information Systems, Inc.; and a consultant to United Healthcare, Inc.

         (d) During the last five years, the filing person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the filing person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Blum is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 11, 1998, Mr. Blum exercised stock purchase options for 1,064,750 and 700,000 shares of the Issuer's Common Stock, at exercise prices of $0.31 and $0.26 per option, respectively. The total funds expended, $512,072.50, were loaned from Kenneth L. Blum, Sr., a member of the Issuer's Board of Directors and the filing person's father. The loan bears interest at a rate of 5% and is payable over a fifteen (15) year period. Payments are $49,334.24 per year and commence on August 11, 1999.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Options discussed in Item 5 were acquired for investment. The Options were originally issued by the Issuer to National Health Enterprises, Inc. ("NHE") in connection with the retention by the Issuer of NHE to perform management services for the Issuer pursuant to a management contract (the "Management Agreement"). To that extent, the acquisition of the options relates to a change in the management of the Issuer. NHE transferred all Issuer options to Issuer's management as incentive.

         All of the Issuer's shares held by Mr. Blum were acquired and are held for investment purposes only. Except as described above, Mr. Blum has no present plan or proposal that relates to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D, although he may from time to time in the future acquire additional shares of Common Stock or securities convertible into Common Stock. At present, Mr. Blum contemplates that such additional shares, if any, would also be purchased for investment purposes only.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number and percentage of Issuer Common Stock beneficially owned by Mr. Blum is 1,814,750 and 24.5%, respectively.

         (b) See Items 7 through 10 on the Cover Pages of this Schedule 13D.

         (c) Mr. Blum effected the following transaction since 60 days prior to the date of the event which requires filing of this statement:

         (i) On August 11, 1998, Mr. Blum exercised stock purchase options for 1,064,750 and 700,000 shares of the Issuer's Common Stock, at exercise prices of $0.31 and $0.26 per option, respectively. Previously, Mr. Blum owned 50,000 shares of the Issuer's Common Stock.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings, or relationships between Mr. Blum and any other person with respect to any securities of the Company

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Management Agreement dated March 18, 1993 between the Issuer and NHE.*

         2. Stock Option Grant to NHE dated March 18, 1993 relating to options for the purchase of 4,400,000 shares of the Issuer's Common Stock.*

         3. Subordinated Promissory Note dated March 18, 1993 in the amount of $80,000 payable by Issuer to Mr. and Mrs. Blum. *

         4. Registration Rights Agreement dated March 18, 1993 among NHE, Mr. Blum, and Alan S. Cohn.*

         5. Marketing Agreement dated March 18, 1993 between the Issuer and NHE. *

         6.       Option Transfer Document dated March 31, 1993**

         7.       Loan Agreement, filed as Exhibit 1 hereto.

         * Incorporated by reference from Schedule 13D dated March 18, 1993 filed by NHE and Mr. and Mrs. Kenneth L. Blum, Jr.

         ** Incorporated by reference from Amendment No. 2 to Schedule 13D dated December 5, 1994 filed by Mr. Frank C. Cappadora.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         SEPTEMBER 23, 1998
         ------------------


                                                     /s/ KENNETH L. BLUM, JR.
                                                     -------------------------
                                                         KENNETH L. BLUM, JR.